SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ALLAKOS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01671P100

(CUSIP Number)

Nicholas T. Walrod

2540 NE MLK Jr. Boulevard

Portland OR, 97212

(503) 808-9645

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza 263 Tresser Boulevard Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01671P100	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 Partners Managers II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,418,607(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,418,607(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,607(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(2)
12	TYPE OF REPORTING PERSON PN

(1)

Represents 2,331,987 shares of common stock, par value $0.001 per share (“Common Stock”), of Allakos Inc., a Delaware corporation (the “Issuer”), owned by 3x5 RiverVest Fund II, L.P., a Delaware limited partnership (“3x5 RiverVest Fund II”), and 86,620 shares of Common Stock owned by 3x5 RiverVest Fund II-B, L.P., a Delaware limited partnership (“3x5 RiverVest Fund II-B”). 3x5 RiverVest Partners II, LLC, a Delaware limited liability company (“3x5 RiverVest Partners II”), is the general partner of 3x5 RiverVest Fund II and 3x5 RiverVest Fund II-B. 3x5 Partners Managers II, LP, a Delaware limited partnership (“3x5 Partners Managers II, LP”), is one of two members of 3x5 RiverVest Partners II, and as a result, 3x5 Partners Managers II, LP may be deemed to beneficially own the shares of Common Stock owned by 3x5 RiverVest Fund II and 3x5 RiverVest Fund II-B, respectively.

(2)

The percentage set forth in Row (11) is based on the 41,539,191 shares of Common Stock reported by the Issuer to be outstanding immediately after the Issuer’s initial public offering on the Issuer’s prospectus filed pursuant to Rule 424(b)(4), filed with the U.S. Securities and Exchange Commission (“SEC”) on July 19, 2018, after giving effect to the exercise in full of the underwriters’ over-allotment option as reported by the Issuer on July 24, 2018.

CUSIP No. 01671P100	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 Partners Managers II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,418,607(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,418,607(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,607(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(2)
12	TYPE OF REPORTING PERSON OO

(3)

Represents 2,331,987 shares of Common Stock owned by 3x5 RiverVest Fund II and 86,620 shares of Common Stock owned by 3x5 RiverVest Fund II-B. 3x5 RiverVest Partners II is the general partner of 3x5 RiverVest Fund II and 3x5 RiverVest Fund II-B. 3x5 Partners Managers II, LP is one of two members of 3x5 RiverVest Partners II. 3x5 Partners Managers II, LLC, a Delaware limited liability company (“3x5 Partners Managers II, LLC”), is the general partner of 3x5 Partners Managers II, LP, and as a result, may be deemed to beneficially own the shares of Common Stock owned by 3x5 RiverVest Fund II and 3x5 RiverVest Fund II-B, respectively.

CUSIP No. 01671P100	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Anthony L. Arnerich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,418,607(4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,418,607(4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,607(4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(1)
12	TYPE OF REPORTING PERSON IN

(4)

Represents 2,331,987 shares of Common Stock owned by 3x5 RiverVest Fund II and 86,620 shares of Common Stock owned by 3x5 RiverVest Fund II-B. 3x5 RiverVest Partners II is the general partner of 3x5 RiverVest Fund II and 3x5 RiverVest Fund II-B. 3x5 Partners Managers II, LP is one of two members of 3x5 RiverVest Partners II. 3x5 Partners Managers II, LLC is the general partner of 3x5 Partners Managers II, LP. Mr. Arnerich is a manager of 3x5 Partners Managers II, LLC, and as a result, may be deemed to beneficially own the shares of Common Stock owned by 3x5 RiverVest Fund II and 3x5 RiverVest Fund II-B, respectively.

CUSIP No. 01671P100	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Nicholas T. Walrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,418,607(5)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,418,607(5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,418,607(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%(1)
12	TYPE OF REPORTING PERSON IN

(5)

Represents 2,331,987 shares of Common Stock owned by 3x5 RiverVest Fund II and 86,620 shares of Common Stock owned by 3x5 RiverVest Fund II-B. 3x5 RiverVest Partners II is the general partner of 3x5 RiverVest Fund II and 3x5 RiverVest Fund II-B. 3x5 Partners Managers II, LP is one of two members of 3x5 RiverVest Partners II. 3x5 Partners Managers II, LLC is the general partner of 3x5 Partners Managers II, LP. Mr. Walrod is a manager of 3x5 Partners Managers II, LLC, and as a result, may be deemed to beneficially own the shares of Common Stock owned by 3x5 RiverVest Fund II and 3x5 RiverVest Fund II-B, respectively.

CUSIP No. 01671P100	13G	Page 6 of 9 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:
Allakos Inc.

(b)	Address of Issuer’s Principal Executive Offices:
75 Shoreway Road, Suite A, San Carlos, California 94070

Item 2. Identity and Background.

(a)	Name of Person Filing

3x5 Partners Managers II, LP, a Delaware limited partnership
3x5 Partners Managers II, LLC, a Delaware limited liability company
Anthony L. Arnerich
Nicholas T. Walrod

(b)	Address of Principal Business Office or, if none, Residence:

2540 NE MLK Jr. Boulevard, Portland OR, 97212

(c)	Citizenship

3x5 Partners Managers II, LP is a limited partnership organized in the State of Delaware. 3x5 Partners Managers II, LLC is a limited liability company organized in the State of Delaware. Messrs. Arnerich and Walrod are individuals residing in the State of Oregon.

(d)	Title and Class of Securities
Common stock, par value $0.001 per share

(e)	CUSIP Number
01671P100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 01671P100	13G	Page 7 of 9 Pages

Item 4. Ownership

3x5 RiverVest Fund II is the record owner of 2,331,987 shares of Common Stock and 3x5 RiverVest Fund II-B is the record owner of 86,620 shares of Common Stock. 3x5 RiverVest Partners II is the general partner of 3x5 RiverVest Fund II and 3x5 RiverVest Fund II-B. 3x5 Partners Managers II, LP is one of two members of 3x5 RiverVest Partners II. 3x5 Partners Managers II, LLC is the general partner of 3x5 Partners Managers II, LP. Each Messrs. Arnerich and Walrod is a manager of 3x5 Partners Managers II, LLC. Therefore, 3x5 Partners Managers II, LP, 3x5 Partners Managers II, LLC, Mr. Arnerich and Mr. Walrod indirectly have the power to vote and dispose of the shares being reported, and, accordingly, may be deemed the beneficial owners of such shares. The foregoing should not be construed in and of itself as an admission by 3x5 Partners Managers II, LP, 3x5 Partners Managers II, LLC, Mr. Arnerich or Mr. Walrod as to the beneficial ownership of the shares owned by 3x5 RiverVest Fund II or 3x5 RiverVest Fund II-B. A Joint Filing Agreement is attached hereto as Exhibit 1.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 01671P100	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 14, 2018

3x5 Partners Managers II, LP		3x5 Partners Managers II, LLC

By:	3x5 Partners Managers II, LLC
		By:	/s/ Nicholas T. Walrod
By:	/s/ Nicholas T. Walrod		Name: Nicholas T. Walrod
	Name: Nicholas T. Walrod		Title: Manager
Title: Manager

/s/ Anthony L. Arnerich		/s/ Nicholas T. Walrod
Anthony L. Arnerich		Nicholas T. Walrod

[Signature Page of Schedule 13D]

CUSIP No. 01671P100	13G	Page 9 of 9 Pages

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons agree and consent to the joint filing on their behalf of the Statement on Schedule 13G, including any amendments thereto, in connection with shares of common stock of Allakos Inc., and that this agreement shall be included as an Exhibit to Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G and any amendments thereto.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on September 14, 2018.

3x5 Partners Managers II, LP		3x5 Partners Managers II, LLC

By:	3x5 Partners Managers II, LLC
		By:	/s/ Nicholas T. Walrod
By:	/s/ Nicholas T. Walrod		Name: Nicholas T. Walrod
	Name: Nicholas T. Walrod		Title: Manager
Title: Manager

/s/ Anthony L. Arnerich		/s/ Nicholas T. Walrod
Anthony L. Arnerich		Nicholas T. Walrod

[Signature Page to Joint Filing Agreement]